EnCana’s North American proved natural gas reserves
grow 24 percent to 10.5 trillion cubic feet

Drill bit production replacement of gas exceeds 200 percent

Calgary, Alberta, (February 16, 2005) — EnCana Corporation (TSX & NYSE: ECA) delivered strong growth in North American natural gas reserves and sales in 2004. Proved gas reserves increased 24 percent to 10.5 trillion cubic feet and the company’s daily gas sales increased 17 percent to 3.0 billion cubic feet per day. Organic gas production replacement was 204 percent. When acquisitions and divestitures are included, EnCana’s gas production replacement was 286 percent, meaning that the company added more than 3 trillion cubic feet of proved reserves compared to the 1.1 trillion cubic feet produced in 2004. EnCana’s total proved gas, oil and natural gas liquids (NGLs) reserve additions, net of acquisitions and divestitures, were 3.2 trillion cubic feet equivalent, excluding the downward bitumen reserves revision based on year-end pricing announced February 1, 2005. All of EnCana’s proved reserves estimates are prepared by independent qualified reserves evaluators.

IMPORTANT NOTE: EnCana’s year-end reserves and operating results follow U.S. protocols, which report reserves and sales on an after-royalties basis. All financial information contained in this news release is in U.S. dollars and is based on preliminary, unaudited financial results.

“Our natural gas resource plays continue to deliver strong growth in production and reserves. During the past year, we undertook several major steps in sharpening our strategic focus on North American unconventional resources. The acquisition of Tom Brown, Inc. and the sale of our U.K. North Sea assets were major strides in accomplishing that objective. With the addition of 2.2 trillion cubic feet of proved reserves through the drill bit plus another 0.9 trillion cubic feet of net reserve additions through acquisitions and divestitures, we have grown the underlying value of the company and net asset value of each share,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

The company’s divestiture of its U.K. North Sea assets and mature conventional Canadian oil properties offset drill bit reserve additions of oil. This means that essentially all of the company’s proved reserves growth in 2004 was North American natural gas.

Three years of strong production replacement at profitable costs
“During each year of EnCana’s operations, production replacement has averaged nearly 200 percent, excluding the 2004 bitumen revision. In 2004 the combination of drilling, acquisitions and divestitures generated a reserve replacement cost of $1.40 per thousand cubic feet equivalent, excluding the bitumen revision, compared with EnCana’s average netback after operating and administration costs of $4.00 per thousand cubic feet equivalent. This yields a recycle ratio of almost 2.9 times, which is a strong indicator of the value our teams have created. Even though demand for services has fuelled overall industry cost inflation and the rising Canadian dollar has increased costs, we have achieved very consistent and competitive reserve replacement costs over the past three years averaging $1.42 per thousand cubic feet equivalent,” said Randy Eresman, EnCana’s Chief Operating Officer.

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2004 natural gas and oil sales increase 16 percent
EnCana’s 2004 natural gas, oil and NGLs sales increased 16 percent to average 4.6 Bcfe per day (760,000 barrels of oil equivalent (BOE) per day), which is comprised of 3.0 billion cubic per day of gas sales and 260,000 barrels of oil and NGLs sales per day. This is at the upper end of the investor guidance of between 4.35 Bcfe and 4.59 Bcfe per day (725,000 and 765,000 BOE per day). EnCana drilled 4,955 net wells in 2004, comprised of 4,343 development and 612 exploration wells.

Bitumen reserve additions of 76 million barrels, before revision
While delivering profitable results for the year as a whole, bitumen production from oilsands was subject to abnormally low prices at year end. As previously announced on February 1, 2005, due to the requirements of the U.S. Securities and Exchange Commission (SEC) that year-end pricing be used for the calculation of reserve estimates, EnCana removed approximately 363 million barrels of Foster Creek bitumen reserves from the proved category. This revision included approximately 76 million barrels of bitumen reserves which EnCana has included as reserve additions in 2004. The SEC rules require that reserves be evaluated on the single day field price of the commodity at the effective date of the evaluation — December 31, 2004, which was a day when oilsands prices were less than 15 percent of West Texas Intermediate (WTI) — the North American benchmark for light crude oil pricing. Historically, bitumen prices have averaged about 50 percent of WTI and if January 2005 prices, which averaged 30 percent of WTI, were used in the reserve calculation no negative revision of EnCana’s bitumen reserves would have occurred. The company plans to continue to invest in expansion of its oilsands production.

Oil and NGLs additions in 2004 offset by divestiture of conventional oil reserves
EnCana discovered and acquired about 233 million barrels of proved oil and NGLs reserves in 2004, essentially equal to the 231 million barrels of conventional oil reserves sold. About 55 percent of the sold reserves were contained in the company’s $2.1 billion sale of its U.K. North Sea properties. Excluding the bitumen revisions, EnCana added 182 million barrels organically, which represents a 191 percent production replacement.

The company previously announced plans to divest of its Ecuador and Gulf of Mexico assets in 2005, which accounted for reserves of 183 million barrels of oil equivalent at year-end 2004. Accordingly, the U.K. and Ecuador results have been treated as discontinued operations for financial reporting purposes.

Gas reserves additions found in North American resource plays
EnCana’s gas reserves additions were primarily in Cutbank Ridge in British Columbia, coalbed methane and shallow gas in southern Alberta, Jonah and Piceance in the U.S. Rockies, plus Fort Worth, East Texas and the Permian in Texas. Oil reserve additions were primarily in the Tahiti discovery in the Gulf of Mexico and Foster Creek in Alberta.

Capital investment in reserve additions
In 2004, EnCana achieved net reserve additions of 3.16 trillion cubic feet of gas equivalent through net capital investment of $4,434 million, resulting in a reserve replacement cost of $1.40 per thousand cubic feet equivalent, excluding the downward revision of bitumen reserves.

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2004 proved reserves reconciliation

	Natural gas				Crude oil and Natural Gas Liquids					Total
	(Bcf)				(MMbbls)					Bcfe
	Canada	USA	UK	Total	Canada	USA	Ecuador	UK	Total

Start of year	5,256	3,129	26	8,411	629.4	41.6	161.7	124.5	957.2	14,154
Revisions & improved recovery	67	(252)	—	(185)	31.1 (1)	0.2	(11.5)	—	19.8	(66)
Extensions & discoveries	1,422	1,009	—	2,431	93.6 (1)	47.6	21.2	—	162.4	3,405
Acquisitions	65	1,150	10	1,225	29.4	11.7	—	10.1	51.2	1,532
Divestitures	(215)	(82)	(25)	(322)	(97.3)	(5.4)	—	(128.4)	(231.1)	(1,708)
Production	(771)	(318)	(11)	(1,100)	(56.6)	(4.7)	(28.1)	(6.2)	(95.6)	(1,674)

Subtotal	5,824	4,636	—	10,460	629.6	91.0	143.3	—	863.9	15,643

% Change	11	48	—	24	0	119	(11)	—	(10)	11

Bitumen revision due to low Dec. 31, 2004 prices	—	—	—	—	(362.7)	—	—	—	(362.7)	(2,176)

End of year	5,824	4,636	—	10,460	266.9	91.0	143.3	—	501.2	13,467

% Change	11	48	—	24	(58)	119	(11)	—	(48)	(5)

Proved reserves categorization — After bitumen revision

Developed	4,406	2,496	—	6,902	210.2	31.5	122.5	—	364.2	9,087

Undeveloped	1,418	2,140	—	3,558	56.7	59.5	20.8	—	137.0	4,380

Total	5,824	4,636	—	10,460	266.9	91.0	143.3	—	501.2	13,467

Proved reserves categorization — Before bitumen revision

Developed	4,406	2,496	—	6,902	263.6	31.5	122.5	—	417.6	9,408

Undeveloped	1,418	2,140	—	3,558	366.0	59.5	20.8	—	446.3	6,235

Total	5,824	4,636	—	10,460	629.6	91.0	143.3	—	863.9	15,643

1.	Includes 75.8 million barrels of additions during 2004 subject to bitumen revision due to low Dec. 31, 2004 prices.

Capital investment ($ millions)	2004(2)	2003	2002(3)	Cumulative 2002-04

Finding and development	4,792	4,095	2,549	11,436
Acquisitions	3,469	558	719	4,746
Divestitures	(3,827)	(312)	(385)	(4,524)

Net capital investment	4,434	4,341	2,883	11,658

Total reserve additions (Bcfe)	3,163	2,893	2,147	8,203

Reserve replacement cost ($/Mcfe)	1.40	1.50	1.34	1.42

Finding and development cost	1.44	1.43	1.41	1.43

Finding, development and acquisition cost	1.70	1.46	1.33	1.54

2.	2004 reserve additions presented here are before the downward revision in bitumen reserves, announced February 1, 2005, totaling 362.7 million barrels. All 2004 and cumulative cost metrics are before the bitumen revision.

3.	All references to production, sales and financial information for full year 2002 in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation (“PanCanadian” or “PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of 2002. Reserves and capital investment results exclude EnCana’s former interest in Syncrude which was sold in 2003 and is treated as a discontinued operation.

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EnCana sales highlights

Operating Highlights
(for the period ended December 31)	Q4	Q4
(After royalties)	2004	2003	% Δ	2004	2003	% Δ

Continuing operations
North America Natural Gas (MMcf/d)
Production (excluding Tom Brown)	2,833	2,662	+ 6	2,802	2,523	+ 11
Tom Brown production	280	—	n/a	172	—	n/a
Inventory withdrawal/(injection)	(26)	—	n/a	(6)	30	n/a

Natural gas sales (MMcf/d)	3,087	2,662	+ 16	2,968	2,553	+ 16

North America Oil and NGLs (bbls/d)	159,470	174,471	- 9	166,417	165,895	0

Discontinued operations
U.K. natural gas (MMcf/d)	22	20	+ 10	30	13	+ 131
U.K. oil and NGLs (bbls/d)	10,260	15,067	- 32	15,973	10,128	+ 58
Ecuador (bbls/d)	77,876	77,352	+ 1	77,933	46,521	+ 68
Syncrude (bbls/d)	—	—	—	—	7,629	—

Total natural gas sales (MMcf/d)	3,109	2,682	+ 16	2,998	2,566	+17

Total oil and NGLs sales (bbls/d)	247,606	266,890	- 7	260,383	230,173	+13

Total sales (MMcfe/d)	4,595	4,283	+ 7	4,560	3,947	+ 16

Total sales (BOE/d)	765,773	713,890	+ 7	760,050	657,840	+ 16

Per share sales growth						+ 19

Fourth quarter 2004 sales up 7 percent from 2003
EnCana’s fourth quarter sales increased 7 percent to average 4.6 Bcfe per day, which included a 16 percent increase in gas sales to 3.1 billion cubic feet per day and a 7 percent decrease in oil and NGLs sales to 248,000 barrels per day due to divestitures of the company’s conventional oil properties in Western Canada and the U.K. North Sea. EnCana drilled 958 net wells in the fourth quarter of 2004, comprised of 811 development wells and 147 exploration wells.

Resource plays continue strong growth across North America
Production from EnCana’s key resource plays grew by 34 percent in 2004 compared to 2003, led by strong production growth in some of the company’s largest and most prolific plays: 73 percent growth in the Piceance, 61 percent in Greater Sierra, and 17 percent in the 30-year-old Shallow Gas resource play in southern Alberta. In some of the company’s newest resource plays, fourth quarter growth rates are significant due partly to the plays being in their early days: Cutbank Ridge up twelve-fold in the past year, coalbed methane up close to three-fold and Fort Worth up close to 286 percent. For oil, Foster Creek in-situ oil production increased 32 percent in 2004 compared to 2003 and an expansion is under construction that is expected to see production double to 60,000 barrels of oil per day by the end of 2006. At Pelican Lake, 2004 production increased 19 percent to average 18,900 barrels of oil per day.

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Growth from key North American resource plays

	Daily Production
	2004					2003
Resource Play	2004	Q4	Q3	Q2	Q1	2003	Q4	Q3	Q2	Q1

Natural Gas (MMcf/d)
Jonah	389	404	373	387	394	374	389	376	356	375
Piceance	261	291	282	251	218	151	199	157	144	103
East Texas	50	83	81	36	—	—	—	—	—	—
Fort Worth	27	34	31	23	21	7	19	12	—	—
Greater Sierra	230	211	244	247	216	143	175	144	136	118
Cutbank Ridge	40	50	45	41	22	3	6	2	2	2
CBM	17	27	19	11	10	4	7	3	3	2
Shallow Gas	592	629	595	590	554	507	538	509	499	483

Oil (Mbbls/d)
Foster Creek	29	28	29	30	28	22	26	22	20	19
Pelican Lake	19	23	22	15	15	16	15	16	17	15

Total (MMcfe/d)	1,892	2,034	1,976	1,858	1,696	1,416	1,584	1,434	1,360	1,287

% change from prior period	33.6	2.9	6.4	9.6	7.1		10.5	5.4	5.7

Drilling activity in key North American resource plays

	Net Wells Drilled
	2004					2003
Resource Play	2004	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	70	21	17	21	11	59
Piceance	250	47	66	66	71	284
East Texas	50	23	20	7	—	—
Fort Worth	36	8	10	10	8	5
Greater Sierra	187	18	13	21	135	199
Cutbank Ridge	50	17	12	4	17	20
CBM	577	126	272	98	81	267
Shallow Gas	1,552	222	384	416	530	2,366

Oil
Foster Creek	11	7	—	—	4	8
Pelican Lake	92	—	33	30	29	134

Total net wells	2,875	489	827	673	886	3,342

Reserves base 100 percent externally evaluated
EnCana’s board of directors has a reserves committee of independent members which reviews the qualifications and appointment of the independent qualified reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations of the fundamental geological and engineering data by the independent qualified reserve evaluators. EnCana believes this is the most stringent standard of reserves governance available to the industry, and that it goes well beyond external reviews or audits of reserves. “Independent reserve evaluation has been a cornerstone procedure since the beginning of EnCana’s operations,” Morgan said.

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Independent qualified reserve evaluators

Operating regions	Evaluator

Canadian Foothills & Frontier	McDaniel & Associates Consultants Ltd.
Gilbert Laustsen Jung Associates Ltd.

Canadian Plains	McDaniel & Associates Consultants Ltd.
Gilbert Laustsen Jung Associates Ltd.

USA	Netherland, Sewell & Associates, Inc.
DeGolyer and MacNaughton

Ecuador	Gilbert Laustsen Jung Associates Ltd.

EnCana 2004 financial results scheduled for February 23
EnCana is scheduled to report its fourth quarter and 2004 financial and operating results on February 23, 2005. A conference call is scheduled for 11:00 a.m. Mountain Time (1 p.m. Eastern Time) on February 23, 2005. Details of the conference call will be published prior to the call. EnCana has posted supplemental information on the company’s 2004 sales volumes on its Web site, www.encana.com.

EnCana Corporation
With an enterprise value of approximately US$34 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

RESERVE COST DEFINITIONS — Production replacement is calculated by dividing reserve replacement by production in the same period. Reserve replacement is calculated by summing the total proved reserves added over a given period, in this case calendar year 2004, through one or more of revisions, improved recovery, extensions, discoveries and acquisitions net of divestitures. Reserve replacement cost is calculated by dividing total capital invested in finding, development and net acquisitions by reserve replacement in the same period. Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Finding, development and acquisition cost is calculated by dividing total capital invested in finding, development and acquisition activities by additions to proved reserves, before divestitures, which is the sum of revisions, extensions, discoveries and acquisitions. Proved reserves added in 2004 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. The company estimates that approximately 75 percent of its proved undeveloped reserves will be developed within the next three years. 2004 finding, development and acquisition capital includes investment in long lead time projects. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X

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of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic performance (including per share growth and underlying value); anticipated growth in reserves, production and sales; anticipated divestitures of reserves in Ecuador and the Gulf of Mexico; anticipated life of proved reserves; potential capital expenditures and investment; expected expansion of the Foster Creek project and anticipated production for Foster Creek in 2006; anticipated financial results; estimated development of proved undeveloped reserves within the next three years; and anticipated growth from resource plays and the expected characteristics of those resource plays.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

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FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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